Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

[Transcript of question and answer session that followed the GEAC Computer
Conference Call on August 26, 2002]

I would now like to open the line up for your questions. Operator?

Operator: Thank you, Mr. Birch. We will now poll the telephone lines for questions. If you have a question, please press 1 on your telephone keypad. If you are using a speaker phone, please lift the handset and then press 1. If at any time you wish to cancel your question, please press the number sign.

We will now begin polling. Please press 1 at this time if you have a question.

Our first question is from Donald Johnson of Broadview. Please go ahead. Please go ahead, Mr. Johnson, if you have a question at this time. Your line is now open. Mr. Johnson, can you hear us at this time, sir?

We’ll move on to Paul Lechem of CIBC World Markets. Please go ahead.

Paul Lechem: Thank you. Yeah, Paul, I was just wondering what if any cross-marketing or cross-sales programs have there been since the deal you struck with Extensity in June, and what plans do you have for cross-sharing your sales force going forward to push their products internationally?

Paul Birch: I think there’s to this date been more of an ad hoc approach to our customers, except for the interaction at Allianz. We do intend to provide training to our account management team and pair them with an Extensity direct sales force, and part of the integration strategy is to look at how we would develop the international roll-out. At this point there’s been obviously very limited communication within both companies on a global basis. I don’t know if, Jim or Bob, you have anything to add to that.

Jim Travers: This is Jim here. I think you stated it well, Paul. We’ve done a lot of work. I think one of the things that is a very big positive for this transaction is, as we’ve already discussed, the fact that there was an alliance between the companies that was already in place. So there has been a fair amount of work done both at the product level, beginning to roll out the product to the respective sales forces primarily in the U.S. first, but clearly this product is one that can be marketed globally. There are no barriers there. I think the point is logically we want to be successful in the U.S. first (it’s the largest market and the one with the largest install basis) and logically move to (inaudible) and to the other geographic regions as we go.

Paul Lechem: Thanks. And can you also talk a little bit about who you’re seeing mostly on the competitive front?

Bob Spinner: Is that question to Extensity or to Geac?

Paul Lechem: No, no. To Extensity.

Bob Spinner: Sure. Because Extensity offers a suite of products, we run up against different types of vendors. Our area, as we mentioned on the call, is travel and expense, time and attendance, and procurement. And we have individual competitors or point competitors in each of those areas. And then probably we see some entry from the other ERP players, but they are typically very light on functionality in those areas, and if there’s any due diligence done, that’s really something that we normally win very quickly.

Paul Lechem: Okay. Thanks a lot, and congrats.

Bob Spinner: Thank you.

Paul Birch: Thanks, Paul.

Operator: Thank you. Our next question is from Paul Steep of Yorkton Securities. Please go ahead.

Paul Steep: Mr. Hahn, maybe you can help us out with a couple of questions with regards to Extensity. Can you just break out for us the percentage of revenues? I notice here in Q2 that about 67% of revenues were service and maintenance. How much of that was actually maintenance-based licences?

Ken Hahn: That’s something we have not broken out historically in any of our calls, and intentionally so. In rough terms, if you were to do some math, it would suggest, just looking at past licence analysis you could do, the range would be between 30 and 50% of the service line, but we don’t disclose the specifics on that.

Paul Steep: Okay. That’s great. Next, in terms of the operating — if we look at your Q2 call, you mentioned you were going to hold your cost base about stable as to where it was in Q2. Are you still tracking to that at the moment, or have you undertaken further cuts since your last call?

Ken Hahn: Yeah, we are still tracking to that or slightly better, and that’s an overall cost base that’s total cost for the company which includes both departmental and cost of sales of $8.5 million on a quarterly basis.

Paul Steep: And your cash burn looked to be about $1 million per month, is that correct?

Ken Hahn: Roughly $3 million for the quarter is what our forecast was for this quarter.

Paul Steep: Okay. Great. What about — I’ll throw this out to whoever wants to answer — the IPO lawsuit. I notice in the 10Q that a number of — it looks like the suits have gotten consolidated and Extensity made a move to dismiss these suits. Where do you stand at that point in terms of I guess potential judgement against you?

Ken Hahn: I can’t actually offer you a specific opinion on which way it’s going to go or the amount of anything due. We do believe the claims are without merit, and in these (inaudible) cases, as they’re referred to, we are one of I believe a couple of hundred companies with a similar suit in place. And I believe the general prognosis is that the belief again, for what it’s worth, the belief is that the companies should not be held liable for that, and certainly not to the extent that it would exceed DNO insurance. But again, I’m certainly not qualified to give you a legal opinion on that.

Paul Birch: And I think, Paul, let me just jump in and say that, as I said, Geac did do a significant amount of due diligence on this transaction, and that was obviously one of the matters that we did focus on.

Paul Steep: Okay. How many direct reps does Extensity have at the moment, and where are we sort of looking in terms of this quarter? I guess we’re still in Q3 for you folks.

Ken Hahn: Yeah. We have about 16, 17 worldwide direct reps, and if that’s what your question was, that’s constant for now. That’s where we ended up about last quarter.

Paul Steep: Okay. Great. And I guess that’s basically it. Thanks, gentlemen.

Paul Birch: Thanks, Paul.

Operator: Thank you. Our next question is from Robert Mayner of CIBC World Markets. Please go ahead.

Robert Mayner: Yes. Good afternoon, gentlemen, and congratulations on the transaction. A lot of the pertinent questions I think have been answered already. My question relates to combined head count say six months out from the transaction. What is going to happen around Extensity’s sales force? Will it be integrated with the existing sales force? Will there be back office people who are moved? I heard you mention something about a shared services initiative. Can you give us some colour there?

Paul Birch: I’ll start off with just the back office. Geac has redefined its support functions around CFO on a global basis, so we are able now — and we’re still in the process of completing the whole worldwide back office consolidation, but we’re in a position to provide support services on a regional geographic basis to both our existing businesses and also any new businesses that we acquire. As to specificity of combined head count out six months, I think that we’ve got to leave to the integration teams under Jim and Bob’s leadership. As I said, Jim’s going to take that lead. But certainly cross-functional cross-company teams are going to work on that.

Jim, I don’t know if you have any specific comments on the sales force.

Jim Travers: At this stage, no, Paul. I mean, clearly there’s going to be some opportunities for cross-training, for leverage of the Geac sales force in concert with Extensity’s to leverage our current install base and the opportunities that are there, and that’s one of the key integration teams that’s under way to rationalize how we structure, best way to go to market, compensate, et cetera.

Robert Mayner: Again, I’m familiar with some of the details here, but Geac’s sales force (inaudible)?

Paul Birch: We have worldwide a little less than 500 people for all of our product suites, but that would include sales, accounts management and — sorry, it’s about 750, 780, but that includes sales, marketing, account management and support functions around (inaudible).

Robert Mayner: So it does sound like, at the conclusion of the transaction six months out, that the sales head count will in total be maybe flat, up modestly from where it stands today.

Paul Birch: Yeah. On a combined basis, that could be true.

Robert Mayner: Thank you.

Operator: Thank you. And once again, if you do have a question, please press 1 at this time. We have a question from Justin Cable of B. Riley and Company. Please go ahead.

Justin Cable: Hi. Good afternoon. Just a couple of questions here. On the exchange rate for Geac shares for each Extensity share, is that a fixed exchange ratio regardless of share price for Geac?

Paul Birch: Yes, it is.

Robert Mayner: Okay. What’s the time frame for the meeting to vote for this acquisition?

Bob Spinner: Justin, it’s always subject to SEC review on the F-4 which we’ll be filing, and how many durations that takes. The answer is roughly three months, and the range will likely be somewhere between two and a half months and, at the outside, four months. But best guess is within about three months for the transaction to close.

Robert Mayner: Okay. And then what is the break-up associated with this?

Bob Spinner: It’s $1.5 million plus professional expenses for the non-defaulting party.

Robert Mayner: Okay. Okay. Thank you. Operator: Thank you. Our next question is from Robert Silgardo of Canaccord Capital. Please go ahead.

Robert Silgardo: Good afternoon, gentlemen. Congratulations on the acquisition. Just a couple of questions. I’m going through Extensity’s recently released financial results, and I notice there’s a steep decline in licence revenues from last year, similar period. And I was wondering what kind of guidance going forward if Extensity management has given for the current year and the year going forward when it was a public company.

Bob Spinner: Sure. The guidance we’ve given — and just a little history for everyone who doesn’t know — in Q1 we did about $4.5 million in revenue, Q2 we did $5 million in revenue, and we had guided that we would be up modestly to about $5.2 to $5.4 US million for Q3.

Robert Silgardo: Okay. And for the year, you haven’t provided any guidance, or would that say about $20 million for the year?

Ken Hahn: We’ve not provided guidance for the year simply due to uncertainty in the enterprise market generally for new software sales, which applies to us as well as essentially the entire market.

Robert Silgardo: Okay. And what would you say would be sort of your average dollar value per deal?

Bob Spinner: It’s been in the $3- to $400,000 range on a consistent basis, and that’s total first contract with a new customer which would consist of licence, first-year maintenance, and to the degree applicable if we were doing the implementation, our initial implementation fees. We do have a host of partners also such as CGNY and KPMG that will do the services for us, some of the implementations. But again, total initial contract with the initial customer is in the $3- to $400,000 range.

Robert Silgardo: Okay. And you mentioned you have a million user install base. Are you finding that these days you’re going after existing customers or existing corporations you already have penetration into, or are you consistently seeking new ones?

Bob Spinner: We have focused quite a bit on new customers as well as leveraging new applications in the install base. We had about eight or ten major customer wins last quarter. We mentioned a couple on this call, including Allianz and Supervalu, which were Geac customers, but we are balancing both the existing install base both to sell additional seats and new applications. So if they’re an expense reporting customer, we can sell them a time application as well as a procurement application, and at the same time we’ve been going after new customers.

Robert Silgardo: Okay. Great. That’s all my questions for today. Thank you.

Operator: Thank you. And our next question is from David Wright of BMO Nesbitt Burns. Please go ahead.

David Wright: Good evening. The number of employees. I missed the employee count for Extensity.

Bob Spinner: 175 employees.

David Wright: 175. Thanks very much. What do you have in terms of revenue through channel partners, what percent of business, or is it pretty much all direct sales?

Bob Spinner: Recently it’s become more direct. Historically, it’s been in the 5 to 15% range, and it’s varied somewhat quarter to quarter, but we’ve had some new efforts there lately, ramping it up over this past year, so we expect to start seeing some new revenue. In fact, we were having good success with the Geac partnership up front as a good data point.

David Wright: And so could you mention some overlapping customers that you have with Geac?

Ken Hahn: Yes. We have two accounts that we just recently signed up, which were first long-lasting Geac customers, which were Supervalu and Allianz. Cybase, which is next door to us, is also a joint customer, and I don’t have the list in front of me. I could probably get it in a couple of minutes, but we probably have about ten other joint customers.

David Wright: Terrific. Great. And last question, is there any further collar on the deal? I guess you have a lower side collar of $1.75. Is there an upper end collar at all?

Paul Birch: Not as it affects the stock price of Geac, David.

David Wright: Okay. Thanks very much.

Operator: Thank you. Our next question is from Cameron MacDonald from Osgoode Wood Inc. Please go ahead. Please go ahead, Mr. MacDonald.

Cameron MacDonald: (inaudible)

Operator: I’m sorry. Hearing no response, once again, if you do have a question, please press 1 on your touch-tone telephone. (Pause) And we have a question from David Shore of Desjardins Securities. Please go ahead.

David Shore: Yeah. Just to be clear as far as the collars go, is there a maximum of cash that you’re going to be paying out and/or maximum amount of shares?

Paul Birch: Yeah. Let me reiterate. For those people electing cash, it is $1.75 cash per Extensity share. For Extensity shareholders electing Geac shares, it’s .0627 Geac shares. So the cash and the number of Geac shares are both fixed numbers relative to the number of shares that Extensity has outstanding today. The price of Geac shares at the closing will dictate the value of that component; cash is flat.

David Shore: Okay. Thank you.

Operator: Thank you. And this concludes today’s polling. I would now like to turn the meeting over to Mr. Paul Birch. Please go ahead, Mr. Birch.

Paul Birch: Thank you, operator, and thank you, everybody, for joining us at such short notice. As I said, Geac truly believes that this is a good transaction for both the company, employees, the employees of Extensity, the customers of Extensity, and importantly our shareholders. We’ve made it quite clear over the last few months that we would be targeting acquisitions that provided leading-edge technology and applications that our customers desire, and I think you’ll see that with this acquisition we’re executing on our long-term strategy. Thank you once again for joining us.

Additional Information and Where to Find It

Geac plans to file a Registration Statement on SEC Form F-4 in connection with the merger, and Extensity expects to mail a Proxy Statement/Prospectus to stockholders of Extensity containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Extensity, Geac, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Extensity by directing a request through the Investors Relations portion of Extensity’s website at http://www.extensity.com or by mail to Extensity, Inc., 2200 Powell Street, Suite 300, Emeryville, California, 94608, Attention: Investor Relations or by telephone at (510) 594-5700.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Extensity files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Extensity’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

Extensity will be, and certain other persons named below may be, soliciting proxies from Extensity stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Extensity and the directors and executive officers of Geac may be deemed to be participants in Extensity’s solicitation of proxies. For a description of such interests, please see the press release filed with the SEC pursuant to Rule 425 by Extensity on August 26, 2002.